UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82             .

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com

For immediate release

METHANEX REPORTS STRONGER EBITDA IN THE SECOND QUARTER – PROJECTS IN NEW ZEALAND AND LOUISIANA DRIVING FUTURE GROWTH

JULY 25, 2012

For the second quarter of 2012, Methanex reported Adjusted EBITDA1 of $113 million and Adjusted net income1 of $44 million ($0.47 per share on a diluted basis1). This compares with Adjusted EBITDA1 of $93 million and Adjusted net income1 of $39 million ($0.41 per share on a diluted basis1) for the first quarter of 2012.

Bruce Aitken, President and CEO of Methanex commented, “Overall methanol demand has remained good and the pricing environment has been relatively stable, despite some demand softness in certain derivatives. We reported higher EBITDA in the second quarter due primarily to higher sales of Methanex-produced methanol.”

Mr. Aitken added, “Industry demand growth is expected to significantly exceed new capacity additions over the next few years and we have a number of growth projects in place to capitalize on the positive industry conditions. In New Zealand, the recent restart of a second plant increases our cash generation capability and we are investigating further initiatives which could increase annual production capacity by up to 900,000 tonnes by the end of 2013. We also announced today that we have reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The project is on track to add one million tonnes of annual production capacity by the end of 2014.”

Mr. Aitken concluded, “With over US$600 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong cash flow generation, we are well positioned to repay our $200 million bond coming due in August, invest in the Louisiana project and other strategic opportunities to grow the Company, and continue to deliver on our commitment to return excess cash to shareholders.”

A conference call is scheduled for July 26, 2012 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 2530127. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

-more-

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2012 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2012 Management’s Discussion and Analysis for more information.

[1]

Adjusted EBITDA, Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding amounts associated with the 40% non-controlling interest in the methanol facility in Egypt, the mark-to-market impact of items which impact the comparability of our earnings from one period to another, which currently include only the mark-to-market impact of share-based compensation as a result of changes in our share price, and Louisiana project relocation expenses. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three months ended June 30, 2012 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Jason Chesko

Director, Investor Relations

Tel: 604.661.2600

2	Interim Report For the Three Months Ended June 30, 2012

Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

At July 25, 2012 the Company had 93,827,060 common shares issued and outstanding and stock options exercisable for 3,933,537 additional common shares.		Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Methanex Investor Relations 1800 - 200 Burrard Street Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•

For the second quarter of 2012, we recorded net income attributable to Methanex shareholders of $52 million compared with $22 million for the first quarter of 2012 and $41 million for the second quarter of 2011. Adjusted net income[1] for the second quarter of 2012 was $44 million ($0.47 per share on a diluted basis1) compared wtih $39 million ($0.41 per share on a diluted basis1) for both the first quarter of 2012 and the second quarter of 2011. A reconciliation of net income attributable to Methanex shareholders to Adjusted net income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net income attributable to Methanex shareholders	$52	$22	$41	$74	$75
Mark-to-market impact of share-based compensation, net of tax	(10)	17	(2)	7	1
Louisiana project relocation expenses, net of tax	2	—	—	2	—

Adjusted net income [1]	$44	$39	$39	$83	$76

•

We recorded Adjusted EBITDA[1] of $113 million for the second quarter of 2012 compared with $93 million for the first quarter of 2012. The increase in Adjusted EBITDA[1] was primarily driven by an increase in sales of Methanex-produced methanol from 926,000 tonnes in the first quarter of 2012 to 1,001,000 tonnes in the second quarter of 2012.

•	Global methanol production for the second quarter of 2012 was 1,034,000 tonnes compared with 945,000 tonnes for the first quarter of 2012.

•	Average realized price for the second quarter of 2012 was $384 per tonne compared with $382 per tonne for the first quarter of 2012.

•

During the second quarter of 2012, the Board of Directors approved a 9 percent increase to our quarterly dividend to shareholders, from $0.17 to $0.185 per share, and we paid a quarterly dividend of $17 million.

•

We recently completed re-start activities at the second Motunui facility in New Zealand and successfully commenced production on July 1, 2012. The addition of this second facility adds 0.65 million tonnes of annual production capacity and increases the Motunui site capacity to about 1.5 million tonnes per year.

•

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The project will add one million tonnes of annual production capacity and is expected to be operational by the end of 2014. We have commenced dismantling of the plant and expect to receive all key permits by the end of 2012.

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Second Quarter 2012 Management’s Discussion and Analysis (“MD&A”) dated July 25, 2012 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended June 30, 2012 as well as the 2011 Annual Consolidated Financial Statements and MD&A included in the Methanex 2011 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Methanex 2011 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions, except where noted)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,034	945	1,050	1,979	1,851

Sales volumes (thousands of tonnes):
Produced methanol (attributable to Methanex shareholders)	1,001	926	970	1,927	1,818
Purchased methanol	569	691	664	1,260	1,499
Commission sales [1]	276	198	231	474	403

Total sales volumes	1,846	1,815	1,865	3,661	3,720

Methanex average non-discounted posted price ($ per tonne) [2]	452	437	421	444	428
Average realized price ($ per tonne) [3]	384	382	363	383	365
Adjusted EBITDA (attributable to Methanex shareholders) [4]	113	93	102	206	183
Cash flows from operating activities	135	93	78	229	202
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [4]	110	89	86	199	167
Net income attributable to Methanex shareholders	52	22	41	74	75
Adjusted net income (attributable to Methanex shareholders) [4]	44	39	39	83	76
Basic net income per common share (attributable to Methanex shareholders)	0.56	0.24	0.44	0.80	0.81
Diluted net income per common share (attributable to Methanex shareholders)	0.50	0.23	0.43	0.78	0.80
Adjusted diluted net income per common share (attributable to Methanex shareholders) [4]	0.47	0.41	0.41	0.88	0.81

Common share information (millions of shares):
Weighted average number of common shares	94	93	93	93	93
Diluted weighted average number of common shares	95	95	95	95	94
Number of common shares outstanding, end of period	94	94	93	94	93

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2012		Q1 2012	Q2 2011	YTD Q2 2012	YTD Q2 2011
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
Chile I, II, III and IV [2]	950	82	113	142	195	325
New Zealand [3]	558	210	174	207	384	410
Atlas (Trinidad) (63.1% interest)	288	264	127	263	391	526
Titan (Trinidad)	225	196	215	186	411	307
Egypt (60% interest)	190	164	202	178	366	209
Medicine Hat	118	118	114	74	232	74

	2,329	1,034	945	1,050	1,979	1,851

[1]	The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies.

[2]

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The Chile capacity in the above table includes 1.0 million tonnes of annual production capacity, which is being relocated to Louisiana (refer to the Chile section below for more information).

[3]

The production capacity of New Zealand represents the two 0.85 million tonne facilities at Motunui and the 0.53 million tonne facility at Waitara Valley. In July, we restarted the second Motunui facility, but due to current distillation capacity constraints at the Motunui site, the combined production capacity of both plants is approximately 1.5 million tonnes, compared with the combined nameplate capacity of 1.7—1.9 million tonnes, depending on natural gas composition (refer to the New Zealand section on page 4 for more information).

Chile

We continue to operate our Chile facilities significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina – refer to the Management’s Discussion and Analysis included in our 2011 Annual Report for more information.

During the second quarter of 2012, we produced 82,000 tonnes in Chile operating one plant at approximately 30% of capacity. We continue to work closely with Empresa Nacional del Petroleo (ENAP) to manage through the seasonality of gas demand with the objective of maintaining our operations throughout the winter season in 2012.

Our primary goal is to progressively increase production at the Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at June 30, 2012, we had contributed approximately $111 million. Over the past few years, we have also provided funding to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the second quarter of 2012, substantially all production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks. We are also participating in other exploration blocks with international oil and gas companies and as at June 30, 2012, we had contributed $14 million for our share of the exploration costs.

While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for significant increases in gas production are much longer than we had originally anticipated and existing gas fields are experiencing declines. As a result, the short-term outlook for gas supply in Chile continues to be challenging.

We announced today that we have reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana and we are also examining the viability of other projects to increase the utilization of our Chilean assets.

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance in the level of natural gas supply or that we will be able to source sufficient natural gas to operate any capacity in Chile or that we will have sufficient future cash flows from Chile to support the carrying value of our Chilean assets and that this will not have an adverse impact on our results of operations and financial condition.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

New Zealand

During the second quarter of 2012, we operated one Motunui facility in New Zealand and produced 210,000 tonnes, which represents full capacity for one Motunui facility. In July, we restarted a second Motunui facility, which adds 650,000 tonnes of annual production capacity to our New Zealand operations and brings the current site capacity to approximately 1.5 million tonnes. We are currently assessing the feasibility of debottlenecking the Motunui site and the potential to restart our nearby 530,000 tonne Waitara Valley plant which could add a further 900,000 tonnes of annual production capacity in New Zealand by the end of 2013.

Trinidad

In Trinidad, we own 100% of the Titan facility with an annual production capacity of 900,000 tonnes and have a 63.1% interest in the Atlas facility with an annual production capacity of 1,150,000 tonnes (63.1% interest). The Titan facility produced 196,000 tonnes in the second quarter of 2012 compared with 215,000 tonnes in the first quarter of 2012. Production in the second quarter of 2012 was lower than the first quarter of 2012 due to minor unplanned maintenance outages and periodic natural gas curtailments.

The Atlas facility produced 264,000 tonnes in the second quarter of 2012 compared with 127,000 tonnes in the first quarter of 2012. The Atlas facility was shut down for a 38 day outage in January 2012 for maintenance and to repair an equipment failure. At the end of the second quarter of 2012, the Atlas facility was operating at approximately 95% of capacity.

We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the Natural Gas Company in Trinidad (NGC) and downstream demand from NGC’s customers which becomes apparent when an upstream supply issue arises. We are engaged with key stakeholders to find a solution to this issue, but in the meantime we expect to continue to experience some gas curtailments to our Trinidad site.

Egypt

The Egypt methanol facility produced 164,000 tonnes (60% interest) in the second quarter of 2012 compared with 202,000 tonnes in the first quarter of 2012. We have a 60% equity interest in the facility and marketing rights for 100% of the production. The lower second quarter of 2012 production is due to planned maintenance and inspection activities that commenced late in the quarter and to natural gas restrictions due to upstream gas platform outages and seasonal domestic demand for natural gas electricity generation.

Medicine Hat

Our 470,000 tonne per year facility in Medicine Hat, Alberta produced 118,000 tonnes in the second quarter of 2012 compared with 114,000 tonnes during the first quarter of 2012. We are currently assessing the feasibility of debottlenecking the Medicine Hat facility which could add a further 90,000 tonnes of annual production capacity.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

For the second quarter of 2012 we recorded Adjusted EBITDA of $113 million and Adjusted net income of $44 million ($0.47 per share on a diluted basis). This compares with Adjusted EBITDA of $93 million and Adjusted net income of $39 million ($0.41 per share on a diluted basis) for the first quarter of 2012 and Adjusted EBITDA of $102 million and Adjusted net income of $39 million ($0.41 per share on a diluted basis) for the second quarter of 2011.

We calculate Adjusted EBITDA and Adjusted net income by excluding amounts associated with the 40% non-controlling interest in Egypt that we do not own, the mark-to-market impact of share-based compensation as a result of changes in our share price and items which are considered by management to be non-operational. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2012	2012	2011	2012	2011
Net income attributable to Methanex shareholders	$52	$22	$41	$74	$75
Mark-to-market impact of share-based compensation, net of tax	(10)	17	(2)	7	1
Louisiana project relocation expenses, net of tax	2	—	—	2	—

Adjusted net income [1]	$44	$39	$39	$83	$76

Diluted weighted average shares outstanding	95,119,964	94,714,364	94,580,090	94,772,610	94,288,918
Adjusted diluted net income per common share [1]	$0.47	$0.41	$0.41	$0.88	$0.81

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, Louisiana project relocation expenses, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income are as follows:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2012	2012	2011	2012	2011
Consolidated statements of income:
Revenue	$656	$666	$623	$1,322	$1,242
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(517)	(551)	(506)	(1,068)	(1,046)

	139	115	117	254	196
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders) [1]	113	93	102	206	183
Attributable to non-controlling interests	26	22	15	48	13

	139	115	117	254	196
Mark-to-market impact of share-based compensation	10	(18)	1	(8)	(1)
Louisiana project relocation expenses	(4)	—	—	(4)	—
Depreciation and amortization	(44)	(38)	(40)	(82)	(69)

Operating income [1]	101	59	78	160	126

Finance costs	(20)	(18)	(17)	(38)	(27)
Finance income and other expenses	—	2	1	2	6
Income tax expense	(15)	(10)	(15)	(25)	(25)

Net income	$66	$33	$47	$99	$80

Net income attributable to Methanex shareholders	$52	$22	$41	$74	$75

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED EBITDA (ATTRIBUTABLE TO METHANEX SHAREHOLDERS)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18.

The changes in Adjusted EBITDA resulted from changes in the following:

	Q2 2012 compared with	Q2 2012 compared with	YTD Q2 2012 compared with
($ millions)	Q1 2012	Q2 2011	YTD Q2 2011
Average realized price	$4	$33	$57
Sales volume	(5)	(6)	(11)
Total cash costs	21	(16)	(23)

Increase in Adjusted EBITDA	$20	$11	$23

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2012	2012	2011	2012	2011
Methanex average non-discounted posted price [1]	452	437	421	444	428
Methanex average realized price	384	382	363	383	365
Average discount	15%	13%	14%	14%	15%

[1]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

Early in the second quarter of 2012, methanol market conditions were tightening and methanol pricing increased. However, global economic uncertainty and lower energy pricing contributed to a moderation of industry supply and demand conditions and methanol pricing declined in the latter part of the quarter (refer to Supply/Demand Fundamentals section on page 10 for more information). Our average non-discounted posted price for the second quarter of 2012 was $452 per tonne compared with $437 per tonne for the first quarter of 2012 and $421 per tonne for the second quarter of 2011. Our average realized price for the second quarter of 2012 was $384 per tonne compared with $382 per tonne for the first quarter of 2012 and $363 per tonne for the second quarter of 2011. The change in average realized price for the second quarter of 2012 increased Adjusted EBITDA by $4 million compared with the first quarter of 2012 and increased Adjusted EBITDA by $33 million compared with the second quarter of 2011. Our average realized price for the six months ended June 30, 2012 was $383 per tonne compared with $365 per tonne for the same period in 2011 and this increased Adjusted EBITDA by $57 million.

Sales volume

Methanol sales volumes excluding commission sales volumes were lower in the second quarter of 2012 compared with the first quarter of 2012 by 47,000 tonnes and this resulted in lower Adjusted EBITDA by $5 million. Methanol sales volumes excluding commission sales for the three and six month periods ended June 30, 2012 were lower than comparable periods in 2011 by 64,000 tonnes and 130,000 tonnes and this resulted in lower Adjusted EBITDA by $6 million and $11 million, respectively.

Total cash costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q2 2012	Q2 2012	YTD Q2 2012
	compared with	compared with	compared with
($ millions)	Q1 2012	Q2 2011	YTD Q2 2011
Methanex-produced methanol costs	$6	$(10)	$(18)
Proportion of Methanex-produced methanol sales	15	12	30
Purchased methanol costs	(8)	(14)	(23)
Logistics costs	11	3	(7)
Other, net	(3)	(7)	(5)

	$21	$(16)	$(23)

Methanex-produced methanol costs

We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. For the second quarter of 2012 compared with the first quarter of 2012, Methanex-produced methanol costs were lower by $6 million primarily due to an improved operating rate at the Atlas facility which resulted in a lower natural gas cost per tonne. Methanex-produced methanol costs were higher for the three and six month periods ended June 30, 2012 compared with the same periods in 2011 by $10 million and $18 million, respectively, primarily due to the impact of higher methanol pricing on natural gas costs.

Proportion of Methanex-produced methanol sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the second quarter of 2012 compared with the first quarter of 2012, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $15 million. Sales of Methanex-produced methanol were higher in the second quarter of 2012 compared to the first quarter of 2012 primarily due to increased sales from the Atlas facility which underwent an outage in the first quarter of 2012 for maintenance and to repair an equipment failure.

For the three and six month periods ended June 30, 2012 compared with the same periods in 2011, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $12 million and $30 million, respectively. The impact of higher sales volumes from the Egypt and Medicine Hat methanol facilities, which commenced operations in the first half of 2011, was partially offset by lower sales volumes from the Chile and Atlas methanol facilities in 2012.

Purchased methanol costs

Purchased methanol costs were higher for all periods presented primarily as a result of higher methanol pricing.

Logistics costs

For the second quarter of 2012 compared with the first quarter of 2012 and for the six month period ended June 30, 2012 compared with the same period in 2011, logistics cost variances were impacted by a one-time $7 million charge in the first quarter of 2012 to terminate a time charter vessel lease contract.

Other, net

For the three and six month periods ended June 30, 2012 compared with the same periods in 2011, other costs were higher by $2 million and $4 million, respectively, due to a portion of fixed manufacturing costs being charged directly to earnings rather than to inventory due to lower production at our Chile and Atlas facilities. The remaining differences for those periods are primarily due to the accounting for share-based compensation as more fully discussed in the share-based compensation section below.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately below.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
	2012	2012	2011	2012	2011
Methanex Corporation share price [1]	$27.84	$32.43	$31.38	$27.84	$31.38

Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	7	7	3	14	11
Mark-to-market impact due to change in share price	(10)	18	(1)	8	1

Total share-based compensation expense (recovery)	$(3)	$25	$2	$22	$12

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

Share appreciation rights (SARs) and tandem share appreciation rights (TSARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of the quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. For deferred, restricted and performance share units, the value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

For all the share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. The grant-date value is recognized in Adjusted EBITDA and Adjusted net income while the mark-to-market impact as a result of subsequent changes in the share price is excluded from Adjusted EBITDA and Adjusted net income.

Louisiana Project Relocation Expenses

In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. The project will add one million tonnes of annual production capacity and is expected to be operational by the end of 2014. Under International Financial Reporting Standards, certain costs associated with relocating an asset are not eligible for capitalization and are required to be charged directly to earnings. In addition to the $4 million of Louisiana project relocation expenses charged to earnings in the second quarter of 2012, we expect a further before-tax charge to earnings in the third quarter of 2012, currently estimated to be approximately $35 million, after which we expect the remaining project expenditures to be capitalized. In addition, in association with this decision, we expect to incur a one-time before-tax non-cash charge of approximately $25 million in the third quarter of 2012 related to a portion of the carrying value of the Chile facility that is being relocated to Louisiana.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $44 million for the second quarter of 2012 compared with $38 million for the first quarter of 2012 and $40 million for the second quarter of 2011. Depreciation and amortization was higher in the second quarter of 2012 compared with the first quarter of 2012 and second quarter of 2011 primarily due to higher sales of Methanex-produced methanol. Depreciation and amortization was $82 million for the six month period ended June 30, 2012 compared with $69 million for the same period in 2011. The increase in depreciation and amortization in 2012 compared with 2011 is primarily a result of depreciation associated with the Egypt (100% basis) and Medicine Hat methanol facilities which commenced operations in the first and second quarters of 2011, respectively.

Finance Costs

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2012	2012	2011	2012	2011
Finance costs before capitalized interest	$20	$18	$17	$38	$35
Less capitalized interest	—	—	—	—	(8)

Finance costs	$20	$18	$17	$38	$27

Finance costs before capitalized interest for the second quarter of 2012 were $20 million compared with $18 million for the first quarter of 2012 and $17 million for the second quarter of 2011. Finance costs before capitalized interest for the six month period ended June 30, 2012 were $38 million compared with $35 million for the same period in 2011. The increase in finance costs for all periods presented is primarily due to the impact of the interest expense on the $250 million of unsecured notes issued by the Company in late February 2012. The unsecured notes bear an interest rate of 5.25% and mature in 2022. We intend to repay the 8.75% $200 million unsecured notes due in August 2012 with cash on hand.

Capitalized interest relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis). The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we ceased capitalization of interest costs from this date.

Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2012	2012	2011	2012	2011
Finance income and other expenses	$—	$2	$1	$2	$6

Finance income and other expenses for the second quarter of 2012 was nil compared with $2 million for the first quarter of 2012 and $1 million for the second quarter of 2011. The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

The effective tax rate for the second quarter of 2012 was 18% compared with approximately 23% for the first quarter of 2012.

We earn the majority of our pre-tax earnings in Trinidad, Egypt, Chile, Canada and New Zealand. In Trinidad and Chile, the statutory tax rate is 35% and in Egypt, the statutory tax rate is 25%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. We have significant loss carryforwards in Canada and New Zealand which have not been recognized for accounting purposes. During the second quarter of 2012, we earned a higher proportion of our consolidated income from methanol produced in Canada and New Zealand and this contributed to a lower effective tax rate compared with the first quarter of 2012.

In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as deferred income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

SUPPLY/DEMAND FUNDAMENTALS

We estimate that methanol demand, excluding methanol demand from integrated methanol to olefins facilities, is currently approximately 51 million tonnes on an annualized basis. Despite some demand softness in certain derivatives in the current economic environment, overall methanol demand has remained good and prices have remained relatively stable.

Traditional chemical derivatives consume about two-thirds of global methanol demand and growth is correlated to industrial production.

Methanex Non-Discounted Regional Posted Prices 1

(US$ per tonne)	July 2012	June 2012	May 2012	Apr 2012
United States	439	459	459	446
Europe [2]	421	427	429	450
Asia	440	465	480	440

[1]	Discounts from our posted prices are offered to customers based on various factors.
[2]	€340 for Q3 2012 (Q2 2012 – €340) converted to United States dollars.

Energy derivatives consume about one third of global methanol demand and over the last few years high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Growth of methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and China also has national standards in place for methanol fuel blending (M85 & M100, or 85% methanol and 100% methanol, respectively). Methanol demand into olefins (“MTO”) is emerging as a significant methanol derivative. There are three integrated and one merchant MTO plants in production and there is a second merchant plant expected to commence operation in 2012 which could consume up to two million tonnes of methanol. We believe demand potential into energy derivatives and olefins production will continue to grow.

During the second quarter of 2012, market conditions and the pricing environment were relatively stable. Our average non-discounted price for July 2012 is $433 per tonne.

In July 2012, we restarted an idle plant in New Zealand that added 0.65 million tonnes of annual production capacity and production commenced at a 0.85 million tonne plant in Beaumont, Texas. We have secured an offtake for a substantial quantity of production from the Beaumont facility. Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. There is a 0.8 million tonne plant expected to restart in Channelview, Texas in late 2013 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. In New Zealand, we are assessing the feasibility of initiatives which could increase annual production capacity by up to 900,000 tonnes by the end of 2013 and recently announced that we have reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The Louisiana project is on track to add one million tonnes of annual production capacity by the end of 2014. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

Cash flows from operating activities in the second quarter of 2012 were $135 million compared with $93 million for the first quarter of 2012 and $78 million for the second quarter of 2011. Cash flows from operating activities for the six month period ended June 30, 2012 were $229 million compared with $202 million for the same period in 2011.

The changes in cash flows from operating activities resulted from changes in the following:

	Q2 2012	Q2 2012	YTD Q2 2012
	compared with	compared with	compared with
($ millions)	Q1 2012	Q2 2011	YTD Q2 2011
Adjusted EBITDA (attributable to Methanex shareholders)	$20	$11	$23
Cash flows from operating activities attributable to non-controlling interests	4	11	35
Changes in non-cash working capital	20	25	(37)
Income taxes paid	3	17	16
Other	(5)	(7)	(10)

Increase in cash flows from operating activities	$42	$57	$27

Adjusted cash flows from operating activities

Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt, changes in non-cash working capital and Louisiana project relocation expenses, were $110 million in the second quarter of 2012 compared with $89 million for the first quarter of 2012 and $86 million for the second quarter of 2011. Adjusted cash flows from operating activities for the six month period ended June 30, 2012 were $199 million compared with $167 million for the same period in 2011.

The changes in adjusted cash flows from operating activities resulted from changes in the following:

	Q2 2012	Q2 2012	YTD Q2 2012
	compared with	compared with	compared with
($ millions)	Q1 2012	Q2 2011	YTD Q2 2011
Adjusted EBITDA (attributable to Methanex shareholders)	$20	$11	$23
Income taxes paid	3	17	16
Other	(2)	(4)	(7)

Increase in adjusted cash flows from operating activities	$21	$24	$32

Refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a reconciliation of Adjusted cash flows from operating activities to the most comparable GAAP measure.

During the second quarter of 2012, the Board of Directors approved a 9 percent increase to our quarterly dividend to shareholders, from $0.17 to $0.185 per share, and we paid a quarterly dividend of $17 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. During the first quarter of 2012, we issued $250 million of unsecured notes that mature in 2022 and our cash balance at June 30, 2012 was $623 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We intend to repay the 8.75% $200 million unsecured notes due in August 2012 from cash on hand. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2015.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $150 million to the end of 2013, including major refurbishments at some of our plants. In July 2012, we reached a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana. The estimated project costs are approximately $550 million and the plant is expected to be operational by the end of 2014.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

SHORT-TERM OUTLOOK

Despite some demand softness in certain derivatives in the current economic environment, overall methanol demand has remained good and pricing relatively stable. In July, we restarted a second Motunui facility in New Zealand which adds 0.65 million tonnes of annual production capacity and increases our cash generation capability.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended June 30, 2012, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Consolidation and Joint Arrangement Accounting

In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate consolidation accounting so that the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact of these standards on our financial statements. We currently account for our 63.1% interest in Atlas Methanol Company using proportionate consolidation accounting and this represents the most significant potential change under these new standards. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, Adjusted net income, Adjusted diluted net income per common share, operating income and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, because it includes share-based compensation excluding mark-to-market impact and does not include changes in non-cash working capital, other cash payments related to operating activities, Louisiana project relocation expenses, other non-cash items, income taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ thousands)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Cash flows from operating activities	$135,232	$93,400	$77,634	$228,632	$202,154
Add (deduct):
Net income attributable to non-controlling interests	(13,907)	(10,730)	(6,220)	(24,637)	(5,144)
Changes in non-cash working capital	(2,679)	17,424	22,227	14,745	(22,259)
Other cash payments, including share-based compensation	4,863	10,392	1,662	15,255	6,996
Louisiana project relocation expenses	3,686	—	—	3,686	—
Share-based compensation excluding mark-to market impact	(7,119)	(6,891)	(3,086)	(14,010)	(10,442)
Other non-cash items	397	(4,243)	(1,392)	(3,846)	(1,423)
Income taxes paid	4,024	7,074	20,735	11,098	27,404
Finance income and other expenses	293	(1,679)	(1,284)	(1,386)	(6,143)
Non-controlling interests adjustment [1]	(12,015)	(11,500)	(8,038)	(23,515)	(8,249)

Adjusted EBITDA (attributable to Methanex shareholders)	$112,775	$93,247	$102,238	$206,022	$182,894

[1]

This adjustment represents finance costs, finance income and other expenses, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

Adjusted Net Income and Adjusted Diluted Net Income per Common Share

Adjusted net income and Adjusted diluted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation, income taxes related to the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

	Three Months Ended			Six Months Ended
($ thousands)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net income attributable to Methanex shareholders	$52,238	$22,081	$40,529	$74,319	$75,139
Mark-to-market impact of share-based compensation	(10,639)	18,167	(1,426)	7,528	1,298
Louisiana project relocation expenses	3,686	—	—	3,686	—
Income taxes related to above items	(932)	(1,468)	120	(2,400)	(94)

Adjusted net income	$44,353	$38,780	$39,223	$83,133	$76,343

Diluted weighted average shares outstanding	95,119,964	94,714,364	94,580,090	94,772,610	94,288,918
Adjusted diluted net income per common share	$0.47	$0.41	$0.41	$0.88	$0.81

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)

Adjusted cash flows from operating activities differs from the most comparable GAAP measure, cash flows from operating activities, because it does not include cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt, changes in non-cash working capital and Louisiana project relocation expenses.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation of cash flows from operating activities to adjusted cash flows from operating activities:

	Three Months Ended			Six Months Ended
($ thousands)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Cash flows from operating activities	$135,232	$93,400	$77,634	$228,632	$202,154
Add (deduct) non-controlling interest adjustment:
Net income	(13,907)	(10,730)	(6,220)	(24,637)	(5,144)
Non-cash items	(12,015)	(11,500)	(8,038)	(23,515)	(8,249)
Changes in non-cash working capital	(2,679)	17,424	22,227	14,745	(22,259)
Louisiana project relocation expenses	3,686	—	—	3,686	—

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$110,317	$88,594	$85,603	$198,911	$166,502

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ thousands, except per share amounts)	Jun 30 2012	Mar 31 2012	Dec 31 2011	Sep 30 2011
Revenue	$656,103	$665,867	$696,499	$669,702
Net income[1]	52,238	22,081	63,871	62,316
Adjusted net income [1] [2]	44,353	38,780	64,987	40,497
Basic net income per common share[1]	0.56	0.24	0.69	0.67
Diluted net income per common share[1]	0.50	0.23	0.68	0.59
Adjusted diluted net income per share [1] [2]	0.47	0.41	0.69	0.43

	Three Months Ended
($ thousands, except per share amounts)	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sep 30 2010
Revenue	$622,829	$619,007	$570,337	$480,997
Net income [1]	40,529	34,610	25,508	28,662
Adjusted net income [1] [2]	39,223	37,120	39,448	34,019
Basic net income per common share[1]	0.44	0.37	0.28	0.31
Diluted net income per common share[1]	0.43	0.37	0.27	0.31
Adjusted diluted net income per share [1] [2]	0.41	0.39	0.42	0.36

[1]	Attributable to Methanex Corporation shareholders.
[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2012 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2012 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “potential,” “estimates,” “target,” “interest,” “planning” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically-priced natural gas supply to each of our plants,

•	commitments, capital or otherwise of third parties to future natural gas exploration and development in the vicinity of our plants,

•	expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants and the restart of our idled methanol facilities,

•	anticipated production rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•

ability to meet covenants or obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•

commercial viability of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including the planned relocation of one of our idle Chile methanol plants to Louisiana and certain initiatives in New Zealand,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments,

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand, Canada and the United States,

•	production rates of our facilities,

•	receipt of permits in connection with the Louisiana relocation project,

•	receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt,

•	governmental approvals related to natural gas exploration rights,

•	the establishment of new fuel standards,

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,

•	timing of completion and cost of our Louisiana relocation project,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•	the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•

actions of governments and governmental authorities, including without limitation, the implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2011 Management’s Discussion and Analysis and this Second Quarter 2012 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information—Supplemental Non-GAAP Measures section on page 13 for a reconciliation to the most comparable GAAP measure).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. We account for this investment using proportionate consolidation, which results in 63.1% of its results being included in revenues and expenses with the remaining 36.9% portion included as commission income.

We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted cash flows from operating activities exclude the amounts associated with the other investors’ 40% non-controlling interest, which are included in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation

Consolidated Statements of Income (unaudited)

(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Revenue	$656,103	$622,829	$1,321,970	$1,241,836
Cost of sales and operating expenses	(506,769)	(504,907)	(1,075,326)	(1,046,847)
Depreciation and amortization	(44,436)	(39,713)	(82,403)	(69,413)
Louisiana project relocation expenses (note 3)	(3,686)	—	(3,686)	—

Operating income	101,212	78,209	160,555	125,576
Finance costs (note 5)	(20,137)	(17,350)	(38,670)	(26,543)
Finance income and other expenses	(293)	1,284	1,386	6,143

Profit before income tax expense	80,782	62,143	123,271	105,176
Income tax expense:
Current	(10,589)	(8,267)	(15,157)	(16,542)
Deferred	(4,048)	(7,127)	(9,158)	(8,351)

	(14,637)	(15,394)	(24,315)	(24,893)

Net income	$66,145	$46,749	$98,956	$80,283

Attributable to:
Methanex Corporation shareholders	52,238	40,529	74,319	75,139
Non-controlling interests	13,907	6,220	24,637	5,144

	$66,145	$46,749	$98,956	$80,283

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share (note 6)	$0.56	$0.44	$0.80	$0.81
Diluted net income per common share (note 6)	$0.50	$0.43	$0.78	$0.80
Weighted average number of common shares outstanding	93,781,404	92,972,678	93,445,231	92,711,291
Diluted weighted average number of common shares outstanding	95,119,964	94,580,090	94,772,610	94,288,918

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Comprehensive Income (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2012	2011	2012	2011
Net income	$66,145	$46,749	$98,956	$80,283
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	(566)	(669)	(871)	(669)
Change in fair value of interest rate swap contracts, net of tax	(747)	(11,859)	(3,360)	(11,664)
Realized loss on interest rate swap contracts reclassified to interest expense, net of tax	2,766	3,954	5,702	4,824
Realized loss on interest rate swap contracts reclassified to property, plant and equipment	—	—	—	7,279

	1,453	(8,574)	1,471	(230)

Comprehensive income	$67,598	$38,175	$100,427	$80,053

Attributable to:
Methanex Corporation shareholders	52,883	35,117	74,853	74,733
Non-controlling interests	14,715	3,058	25,574	5,320

	$67,598	$38,175	$100,427	$80,053

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Financial Position (unaudited)

(thousands of U.S. dollars)

	Jun 30	Dec 31
AS AT	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$623,209	$350,711
Trade and other receivables	383,580	378,430
Inventories (note 2)	245,066	281,015
Prepaid expenses	35,321	24,465

	1,287,176	1,034,621
Non-current assets:
Property, plant and equipment (note 3)	2,254,972	2,233,023
Other assets	117,457	125,931

	2,372,429	2,358,954

	$3,659,605	$3,393,575

LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$289,159	$327,130
Current maturities on long-term debt (note 4)	252,220	251,107
Current maturities on finance leases	7,031	6,713
Current maturities on other long-term liabilities	21,612	18,031

	570,022	602,981
Non-current liabilities:
Long-term debt (note 4)	873,620	652,148
Finance leases	52,370	55,979
Other long-term liabilities	181,856	178,172
Deferred income tax liabilities	313,601	302,332

	1,421,447	1,188,631
Equity:
Capital stock	469,592	455,434
Contributed surplus	18,793	22,281
Retained earnings	984,032	942,978
Accumulated other comprehensive loss	(15,434)	(15,968)

Shareholders' equity	1,456,983	1,404,725
Non-controlling interests	211,153	197,238

Total equity	1,668,136	1,601,963

	$3,659,605	$3,393,575

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Changes in Equity (unaudited)

(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, December 31, 2010	92,632,022	$440,092	$25,393	$813,819	$(26,093)	$1,253,211	$156,412	$1,409,623
Net income	—	—	—	75,139	—	75,139	5,144	80,283
Other comprehensive income (loss)	—	—	—	—	(406)	(406)	176	(230)
Compensation expense recorded for stock options	—	—	472	—	—	472	—	472
Issue of shares on exercise of stock options	534,318	10,180	—	—	—	10,180	—	10,180
Reclassification of grant date fair value on exercise of stock options	—	3,568	(3,568)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(30,210)	—	(30,210)	—	(30,210)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,250)	(1,250)
Equity contributions by non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, June 30, 2011	93,166,340	453,840	22,297	858,748	(26,499)	1,308,386	179,682	1,488,068
Net income	—	—	—	126,187	—	126,187	21,530	147,717
Other comprehensive income (loss)	—	—	—	(10,258)	10,531	273	6,356	6,629
Compensation expense recorded for stock options	—	—	365	—	—	365	—	365
Issue of shares on exercise of stock options	81,415	1,213	—	—	—	1,213	—	1,213
Reclassification of grant date fair value on exercise of stock options	—	381	(381)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(31,699)	—	(31,699)	—	(31,699)
Distributions to non-controlling interests	—	—	—	—	—	—	(10,330)	(10,330)
Equity contributions by non-controlling interests	—	—	—	—	—	—	—	—

Balance, December 31, 2011	93,247,755	455,434	22,281	942,978	(15,968)	1,404,725	197,238	1,601,963
Net income	—	—	—	74,319	—	74,319	24,637	98,956
Other comprehensive income	—	—	—	—	534	534	937	1,471
Compensation expense recorded for stock options	—	—	403	—	—	403	—	403
Issue of shares on exercise of stock options	569,487	10,267	—	—	—	10,267	—	10,267
Reclassification of grant date fair value on exercise of stock options	—	3,891	(3,891)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(33,265)	—	(33,265)	—	(33,265)
Distributions to non-controlling interests	—	—	—	—	—	—	(12,659)	(12,659)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,000	1,000

Balance, June 30, 2012	93,817,242	$469,592	$18,793	$984,032	$(15,434)	$1,456,983	$211,153	$1,668,136

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$66,145	$46,749	$98,956	$80,283
Add (deduct) non-cash items:
Depreciation and amortization	44,436	39,713	82,403	69,413
Income tax expense	14,637	15,394	24,315	24,893
Share based compensation	(3,518)	1,660	21,540	11,740
Finance costs	20,137	17,350	38,670	26,543
Other	(397)	1,392	3,846	1,423
Income taxes paid	(4,024)	(20,735)	(11,098)	(27,404)
Other cash payments, including share-based compensation	(4,863)	(1,662)	(15,255)	(6,996)

Cash flows from operating activities before undernoted	132,553	99,861	243,377	179,895
Changes in non-cash working capital (note 8)	2,679	(22,227)	(14,745)	22,259

	135,232	77,634	228,632	202,154

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(17,357)	(15,839)	(33,265)	(30,210)
Interest paid, including interest rate swap settlements	(1,760)	(4,851)	(27,023)	(30,251)
Net proceeds on issue of long-term debt	—	2,700	246,548	2,700
Repayment of limited recourse debt	(8,134)	(8,641)	(25,288)	(24,840)
Change in project finance reserve accounts	—	(2,209)	—	(2,209)
Equity contributions by non-controlling interests	—	3,600	1,000	19,200
Cash distributions to non-controlling interests	(3,254)	(1,250)	(15,999)	(1,250)
Proceeds on issue of shares on exercise of stock options	2,199	8,524	10,267	10,180
Repayment of finance leases and other long term liabilities	(1,662)	(1,514)	(3,292)	(2,845)

	(29,968)	(19,480)	152,948	(59,525)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(48,471)	(39,322)	(105,913)	(78,782)
Oil and gas assets	(5,156)	(11,897)	(11,955)	(17,497)
GeoPark repayments	3,409	2,454	10,039	7,551
Changes in non-cash working capital related to investing activities (note 8)	(15,922)	(3,570)	(1,253)	(2,071)

	(66,140)	(52,335)	(109,082)	(90,799)

Increase in cash and cash equivalents	39,124	5,819	272,498	51,830
Cash and cash equivalents, beginning of period	584,085	239,805	350,711	193,794

Cash and cash equivalents, end of period	$623,209	$245,624	$623,209	$245,624

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 23
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Notes to Condensed Consolidated Interim Financial Statements (unaudited)

Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest supplier of methanol to major international markets in Asia Pacific, North America, Europe and Latin America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interest, and the Company’s proportionate share of the Atlas methanol facility.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 25, 2012.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2012 is $497 million (2011—$490 million) and $1,015 million (2011—$997 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Oil & Gas Properties	Other	Total
Cost at June 30, 2012	$3,317,802	$79,958	$67,069	$3,464,829
Accumulated depreciation at June 30, 2012	1,142,088	43,319	24,450	1,209,857

Net book value at June 30, 2012	$2,175,714	$36,639	$42,619	$2,254,972

Cost at December 31, 2011	$3,210,923	$77,486	$88,642	$3,377,051
Accumulated depreciation at December 31, 2011	1,070,267	32,990	40,771	1,144,028

Net book value at December 31, 2011	$2,140,656	$44,496	$47,871	$2,233,023

Subsequent to June 30, 2012, the Company made a final investment decision to proceed with the project to relocate an idle Chile facility to Geismar, Louisiana with an estimated project cost of approximately $550 million. Under International Financial Reporting Standards, certain costs incurred in relation to relocating an asset are not eligible for capitalization to Property, Plant and Equipment and are required to be charged directly to income. At June 30, 2012, the Company had incurred $19.3 million in expenditures related to this project, of which $15.6 million was recorded to Property, Plant and Equipment, and the remaining $3.7 million was recognized as Louisiana project relocation expenses in the Consolidated Statements of Income. The Company estimates that additional expenditures of approximately $35 million will be incurred in relation to the relocation which will be charged directly to income. In addition, the Company expects to incur a before-tax non-cash charge to income of approximately $25 million in the three month period ending September 30, 2012 related to a portion of the carrying value of the Chile facility that is being relocated to Louisiana.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Long-term debt:

	Jun 30	Dec 31
	2012	2011
Unsecured notes
8.75% due August 15, 2012	$199,748	$199,643
6.00% due August 15, 2015	149,229	149,119
5.25% due March 1, 2022	246,467	—

	595,444	348,762
Atlas limited recourse debt facilities	57,037	64,397
Egypt limited recourse debt facilities	454,696	470,208
Other limited recourse debt facilities	18,663	19,888

	1,125,840	903,255
Less current maturities	(252,220)	(251,107)

	$873,620	$652,148

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions which expires mid-2015.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness, a requirement to fulfill certain conditions before the payment of cash or other distributions and a restriction on these distributions if there is a default subsisting. The Egypt limited recourse debt facilities also contain a covenant to complete by March 31, 2013 certain land title registrations and related mortgages that require action by Egyptian government entities. Management does not believe that the finalization of these items is material.

At June 30, 2012, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.

5.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Finance costs	$20,137	$17,350	$38,670	$34,643
Less capitalized interest related to Egypt plant under construction	—	—	—	(8,100)

	$20,137	$17,350	$38,670	$26,543

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Net income per common share:

Diluted net income per common share is calculated by giving effect to the potential dilution that would occur if outstanding stock options and tandem share appreciation rights (TSARs) were exercised or converted to common shares. Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require an adjustment to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

During the three month period ended June 30, 2012, the Company’s share price declined and the Company recorded a share-based compensation recovery related to TSARs. For this period, the equity-settled method has been determined to be the more dilutive for purposes of calculating diluted net income per common share.

A reconciliation of the net income used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2012	2011	2012	2011
Numerator for basic net income per common share	$52,238	$40,529	$74,319	$75,139
Adjustment for the effect of TSARs:
Cash settled recovery included in net income	(2,762)	—	—	—
Equity settled expense	(2,021)	—	—	—

Numerator for diluted net income per common share	$47,455	$40,529	$74,319	$75,139

Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2012	2011	2012	2011
Denominator for basic net income per common share	93,781,404	92,972,678	93,445,231	92,711,291
Effect of dilutive stock options	1,225,970	1,607,412	1,327,379	1,577,627
Effect of dilutive TSARs	112,590	—	—	—

Denominator for diluted net income per common share [1]	95,119,964	94,580,090	94,772,610	94,288,918

[1]

3,391,757 outstanding stock options for each of the three and six month periods ended June 30, 2012, respectively, are dilutive and have been included in the diluted weighted average number of common shares. 1,170,645 outstanding TSARs for the three month period ended June 30, 2012 are dilutive and have been included in the diluted weighted average number of common shares.

For the three month and six month periods ended June 30, 2012, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2012	2011	2012	2011
Basic net income per common share	$0.56	$0.44	$0.80	$0.81
Diluted net income per common share	$0.50	$0.43	$0.78	$0.80

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Share-based compensation:

a)	Stock options, share appreciation rights (SARs) and tandem share appreciation rights (TSARs):

(i)	Outstanding units:

Information regarding units outstanding and exercisable at June 30, 2012 is as follows:

	Units Outstanding at June 30, 2012			Units Exercisable at June 30, 2012
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
Stock options:
$6.33 to 11.56	3.5	1,071,055	$6.54	1,071,055	$6.54
$20.76 to 25.22	1.4	1,396,477	23.26	1,369,877	23.22
$28.43 to 31.73	3.0	1,008,225	28.72	882,125	28.44

	2.5	3,475,757	$19.69	3,323,057	$19.23

SARs:
$25.22 to 31.74	5.7	918,625	$28.61	274,626	$26.19

TSARs:
$23.36 to 31.88	5.7	1,816,035	$28.44	620,380	$26.12

(ii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2012, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2011 – $0.2 million) and $0.4 million (2011—$0.5 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

(iii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2012 was $16.4 million compared with the recorded liability of $12.0 million. The difference between the fair value and the recorded liability of $4.4 million will be recognized over the weighted average remaining service period of approximately 1.8 years. The weighted average fair value of the vested SARs and TSARs was estimated at June 30, 2012 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2012, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $3.6 million (2011 – recovery of $1.1 million) and an expense of $7.1 million (2011 – expense of $3.9 million), respectively. This included a recovery of $6.4 million (2011 – recovery of $2.6 million) and an expense of $1.4 million (2011 – recovery of $0.4 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2012, respectively.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 27
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2012 are as follows:

	Number of Deferred	Number of Restricted	Number of Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	19,358	20,400	358,330
Granted in-lieu of dividends	3,237	362	5,468
Redeemed	—	—	(413,138)
Cancelled	—	—	(8,393)

Outstanding at March 31, 2012	620,506	69,350	1,045,316

Granted	540	—	—
Granted in-lieu of dividends	3,692	457	6,884
Redeemed	(66,531)	—	—
Cancelled	—	—	—

Outstanding at June 30, 2012	558,207	69,807	1,052,200

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2012 was $44.5 million compared with the recorded liability of $37.5 million. The difference between the fair value and the recorded liability of $7.0 million will be recognized over the weighted average remaining service period of approximately 1.8 years.

For the three and six month periods ended June 30, 2012, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was a recovery of $0.1 million (2011 – expense of $2.6 million) and an expense of $14.0 million (2011 – expense of $7.4 million), respectively. This included a recovery of $4.1 million (2011 – expense of $1.1 million) and an expense of $6.2 million (2011 – expense of $1.7 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2012, respectively.

8.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and years ended June 30, 2012 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2012	2011	2012	2011
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(11,938)	$(6,418)	$(5,150)	$(31,417)
Inventories	23,508	(26,516)	35,949	(7,093)
Prepaid expenses	(11,644)	(3,413)	(10,856)	(4,403)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	4,658	4,322	(35,927)	50,923

	4,584	(32,025)	(15,984)	8,010
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(17,827)	6,228	(14)	12,178

Changes in non-cash working capital having a cash effect	$(13,243)	$(25,797)	$(15,998)	$20,188

These changes relate to the following activities:
Operating	$2,679	$(22,227)	$(14,745)	$22,259
Investing	(15,922)	(3,570)	(1,253)	(2,071)

Changes in non-cash working capital	$(13,243)	$(25,797)	$(15,998)	$20,188

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Financial instruments:

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had outstanding notional amounts of $355 million as at June 30, 2012. The notional amounts decrease over the expected repayment period. At June 30, 2012, these interest rate swap contracts had a negative fair value of $36.8 million (2011—$41.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At June 30, 2012, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 68.6 million euro in exchange for US dollars and these euro contracts had a negative fair value of $1.1 million (2011 – positive fair value of $0.3 million) recorded in trade, other payables and accrued liabilities. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

10.	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago issued an assessment in 2011 against the Company’s 63.1% owned joint venture, Atlas Methanol Company Unlimited (“Atlas”), in respect of the 2005 financial year. All subsequent tax years remain open to assessment. The assessment relates to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. The impact of the amount in dispute for the 2005 financial year is nominal as Atlas was not subject to corporation income tax in that year. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation

Quarterly History (unaudited)

	YTD 2012	Q2 2012	Q1 2012	2011	Q4	Q3	Q2	Q1	2010	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Methanex-produced	1,927	1,001	926	3,853	1,052	983	970	848	3,540	831	885	900	924
Purchased methanol	1,260	569	691	2,815	644	672	664	835	2,880	806	792	678	604
Commission sales [1]	474	276	198	846	208	235	231	172	509	151	101	107	150

	3,661	1,846	1,815	7,514	1,904	1,890	1,865	1,855	6,929	1,788	1,778	1,685	1,678

METHANOL PRODUCTION
(thousands of tonnes)
Chile	195	82	113	554	113	116	142	183	935	208	194	229	304
New Zealand	384	210	174	830	211	209	207	203	830	206	200	216	208
Atlas, Trinidad (63.1%)	391	264	127	891	195	170	263	263	884	266	284	96	238
Titan, Trinidad	411	196	215	711	180	224	186	121	891	233	217	224	217
Egypt (60%)	366	164	202	532	132	191	178	31	—	—	—	—	—
Medicine Hat	232	118	114	329	130	125	74	—	—	—	—	—	—

	1,979	1,034	945	3,847	961	1,035	1,050	801	3,540	913	895	765	967

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	383	384	382	374	388	377	363	367	306	348	286	284	305
($/gallon)	1.15	1.15	1.15	1.12	1.17	1.13	1.09	1.10	0.92	1.05	0.86	0.85	0.92

PER SHARE INFORMATION[3] ($ per share)
Basic net income	0.80	0.56	0.24	2.16	0.69	0.67	0.44	0.37	1.04	0.28	0.31	0.16	0.29
Diluted net income	0.78	0.50	0.23	2.06	0.68	0.59	0.43	0.37	1.03	0.27	0.31	0.15	0.29
Adjusted diluted net income[4]	0.88	0.47	0.41	1.92	0.69	0.43	0.41	0.39	0.93	0.42	0.13	0.09	0.29

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.
[2]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[3]	Per share information calculated using net income attributable to Methanex shareholders.
[4]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information—Supplemental Non-GAAP Measures for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2012 SECOND QUARTER REPORT	PAGE 30
QUARTERLY HISTORY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 25, 2012	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General
Counsel & Corporate Secretary